O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KSCHLESINGER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2252

June 12, 2014

VIA EDGAR AND EMAIL

Jay Ingram.
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quinpario Acquisition Corp.
Revised Preliminary Proxy Statement on Scheduled 14A
Filed June 11, 2014
File No. 001-36051

Dear Mr. Ingram:

On behalf of Quinpario Acquisition Corp. (the “Company”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 12, 2014 (the “Staff Letter”) with regard to the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on June 11, 2014.  We have reviewed the Staff Letter with the Company and the following is its response to the Staff Letter.  For ease of reference, the comment is reproduced in italicized form.  Terms used therein and not separately defined have the meanings given to them in the Proxy Statement.

General

1.
With respect to Proposal No. 7 and the issuance of the Series A Convertible Preferred Stock via the PIPE transaction, please provide the information required by Item 13(a)(1) of Schedule 14A, which is required through application of Item 11(e) of Schedule 14A. We note disclosure on page 65, which appears to concede that the required pro forma information is not included in the current presentation. In relevant part, you disclose that “[t]o the extent the Backstop Commitment is utilized, the Series A Convertible Preferred Stock is issued in the PIPE Investment and converted to Quinpario Common Stock, or the Rollover Funds elect to contribute additional Jason equity in connection with the rollover, the pro forma information will change.” Please advise.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 12, 2014

The Company respectfully believes that the information set forth in Item 13(a) of Schedule 14A is not required with respect to Proposal No. 7.  The Company is submitting Proposal No. 7 in order to comply with NASDAQ Listing Rules 5635(a) and (d), which require stockholder approval of certain transactions that result in the issuance of 20% or more of the outstanding voting power or shares of common stock outstanding before the issuance of stock or securities.

Pursuant to Instruction 1 of Item 13(a) of Schedule 14A, “information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.”  Proposal No. 7 is seeking approval of the issuance of 20% or more of common stock that may be issuable in (x) a private placement of Quinpario Common Stock in connection with the Backstop Commitment, (y) upon conversion of 45,000 shares of Series A Convertible Preferred Stock into Quinpario Common Stock issued in a private placement, and (z) a subsequent conversion of such additional shares of Series A Convertible Preferred Stock into Quinpario Common Stock that are received as dividends, none of which are to be issued in the acquisition of Jason.  Proposal No. 7 is not seeking approval of the issuance of any senior security.  As such, the Company respectfully submits that the information required in Item 13(a) is not required in the Proxy Statement, as the matter being acted upon is the Company’s ability to issue shares of common stock in a private placement.

*  *  *  *  *

We would be pleased to answer any questions you may have with regard to the Company’s response to the Staff Letter.  Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222.

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc:           Paul J. Berra III